SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

or

☐ Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from   Commission file number
_____ to _____   1-8607

BellSouth Savings and
Security Plan

BellSouth Corporation
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309-3610

BELLSOUTH SAVINGS AND SECURITY PLAN

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of
the BellSouth Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan (the ''Plan'') at December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   PricewaterhouseCoopers LLP
Atlanta, Georgia

June 25, 2001

BELLSOUTH SAVINGS

STATEMENT OF NET ASSETS AVAILABLE

December
(In Tho

ASSETS	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Index Trust Growth Portfolio	Fidelity Growth & Income Portfolio	Balanced Fund
Share of Trust net assets	$1,323,639	$176,541	$334,662	$97,374	$66,864	$22,870
Investment in BellSouth Savings and Security Employee Stock Ownership Plan Trust:						
Shares of BellSouth common stock allocated to participants	—	—	—	—	—	—
Shares of BellSouth common stock held for future allocation	—	—	—	—	—	—
Temporary cash investments	—	—	—	—	—	—
Total Investments	1,323,639	176,541	334,662	97,374	66,864	22,870
Contributions receivable	1,553	384	537	330	203	61
Fund, BellSouth Retirement Savings Plan and other transfers receivable—net	310	197	—	—	44	14
Total Assets	1,325,502	177,122	335,199	97,704	67,111	22,945
LIABILITIES						
Distributions payable	677	98	96	51	17	4
Fund, BellSouth Retirement Savings Plan and other transfers payable—net	—	—	376	185	—	—
Notes payable	—	—	—	—	—	—
Total Liabilities	677	98	472	236	17	4
Net Assets Available for Benefits	$1,324,825	$177,024	$334,727	$97,468	$67,094	$22,941

The accompanying notes are an integ

AND SECURITY PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 2000
usands)

Bond Fund	T. Rowe Price Mid-Cap Growth	DFA U.S. 6-10 Value Portfolio II	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan Allocated	Employee Stock Ownership Plan Unallocated	Total
$8,587	$52,782	$13,112	$6,102	$8,652	$39,982	$9,665	$ —	$ —	$2,160,832
—	—	—	—	—	—	—	879,192	—	879,192
—	—	—	—	—	—	—	—	214,370	214,370
—	—	—	—	—	—	—	414	7,302	7,716
8,587	52,782	13,112	6,102	8,652	39,982	9,665	879,606	221,672	3,262,110
26	160	40	23	38	—	—	1,840	—	5,195
123	—	16	—	24	1,306	—	—	—	2,034
8,736	52,942	13,168	6,125	8,714	41,288	9,665	881,446	221,672	3,269,339
—	5	1	2	15	4	—	108	—	1,078
—	262	—	—	—	—	9,665	17	—	10,505
—	—	—	—	—	—	—	—	98,175	98,175
—	267	1	2	15	4	9,665	125	98,175	109,758
$8,736	$52,675	$13,167	$6,123	$8,699	$41,284	$ —	$881,321	$123,497	$3,159,581

ral part of these financial statements.

BELLSOUTH SAVINGS

STATEMENT OF NET ASSETS AVAILABLE

December
(In Tho

ASSETS	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Index Trust Growth Portfolio	Fidelity Growth & Income Portfolio	Balanced Fund
Share of Trust net assets	$1,752,639	$206,747	$349,737	$90,015	$70,821	$25,104
Investment in BellSouth Savings and Security Employee Stock Ownership Plan Trust:						
Shares of BellSouth common stock allocated to participants	—	—	—	—	—	—
Shares of BellSouth common stock held for future allocation	—	—	—	—	—	—
Temporary cash investments	—	—	—	—	—	—
Total Investments	1,752,639	206,747	349,737	90,015	70,821	25,104
Contributions receivable	1,776	416	596	223	180	65
Fund, BellSouth Retirement Savings Plan and other transfers receivable—net	—	472	914	414	—	—
Total Assets	1,754,415	207,635	351,247	90,652	71,001	25,169
LIABILITIES						
Distributions payable	378	10	124	2	9	—
Fund, BellSouth Retirement Savings Plan and other transfers payable—net	1,880	—	—	—	65	15
Notes payable	—	—	—	—	—	—
Total Liabilities	2,258	10	124	2	74	15
Net Assets Available for Benefits	$1,752,157	$207,625	$351,123	$90,650	$70,927	$25,154

The accompanying notes are an integ

AND SECURITY PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 1999
usands)

							Employee Stock Ownership Plan		
Bond Fund	**T. Rowe Price Mid-Cap Growth**	**DFA U.S. 6-10 Value Portfolio II**	**DFA International Value II Fund**	**DFA U.S. Large Cap Value II Fund**	**Participant Loans**	**Other**	**Allocated**	**Unallocated**	**Total**
$7,684	$20,363	$11,178	$5,621	$9,249	$39,176	$1,704	$ —	$ —	$2,590,038
—	—	—	—	—	—	—	1,061,872	—	1,061,872
—	—	—	—	—	—	—	—	305,734	305,734
—	—	—	—	—	—	—	1,837	7,770	9,607
7,684	20,363	11,178	5,621	9,249	39,176	1,704	1,063,709	313,504	3,967,251
25	61	36	17	27	—	—	—	—	3,422
6	—	—	42	—	456	—	—	—	2,304
7,715	20,424	11,214	5,680	9,276	39,632	1,704	1,063,709	313,504	3,972,977
—	—	—	—	3	4	—	74	—	604
—	45	23	—	52	—	1,704	—	—	3,784
—	—	—	—	—	—	—	—	127,373	127,373
—	45	23	—	55	4	1,704	74	127,373	131,761
$7,715	$20,379	$11,191	$5,680	$9,221	$39,628	$ —	$1,063,635	$186,131	$3,841,216

ral part of these financial statements.

BELLSOUTH SAVINGS

STATEMENT OF CHANGES
FOR BENEFITS, WITH

Year Ended Dec
(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Index Trust Growth Portfolio	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
Net Assets Available for Benefits, December 31, 1999	$1,752,157	$207,625	$351,123	$ 90,650	$70,927	$25,154	$7,715
Employee contributions	50,900	13,445	35,526	11,208	6,589	2,450	744
Transfer of participants' balances—net	(111,811)	708	37,950	41,946	1,433	(1,784)	681
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—
Total Contributions, Allocations and Transfers	(60,911)	14,153	73,476	53,154	8,022	666	1,425
Share of Trust investment activities	(148,371)	(17,323)	20,131	(27,360)	(1,659)	798	819
Total	(209,282)	(3,170)	93,607	25,794	6,363	1,464	2,244
Less: Distributions to participants	218,050	27,431	110,003	18,976	10,196	3,677	1,223
Interest on notes payable	—	—	—	—	—	—	—
Net Assets Available for Benefits, December 31, 2000	$1,324,825	$177,024	$334,727	$ 97,468	$67,094	$22,941	$8,736

The accompanying notes are an integ

AND SECURITY PLAN

IN NET ASSETS AVAILABLE
FUND INFORMATION

ember 31, 2000
usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. 6-10 Value Portfolio II	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
						Allocated	Unallocated	
$20,379	$11,191	$5,680	$9,221	$39,628	$ —	$1,063,635	$186,131	$3,841,216
4,363	1,188	676	864	—	—	—	—	127,953
31,734	1,720	783	(749)	(6,211)	(1,090)	(16,035)	—	(20,725)
—	—	—	—	—	—	—	24,861	24,861
—	—	—	—	—	—	40,221	(40,221)	—
—	—	—	—	—	—	(9,863)	9,863	—
36,097	2,908	1,459	115	(6,211)	(1,090)	14,323	(5,497)	132,089
2,134	1,055	(4)	670	9,863	1,090	(96,712)	(46,159)	(301,028)
38,231	3,963	1,455	785	3,652	—	(82,389)	(51,656)	(168,939)
5,935	1,987	1,012	1,307	1,996	—	99,925	—	501,718
—	—	—	—	—	—	—	10,978	10,978
$52,675	$13,167	$6,123	$8,699	$41,284	$ —	$ 881,321	$123,497	$3,159,581

ral part of these financial statements.

BELLSOUTH SAVINGS

STATEMENT OF CHANGES
FOR BENEFITS, WITH

Year Ended De
(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Index Trust Growth Portfolio	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund	T. Rowe Price Mid-Cap Growth
Net Assets Available for Benefits, December 31, 1998	$2,058,039	$184,123	$322,241	$45,629	$67,836	$23,896	$8,658	$14,171
Employee contributions	47,492	11,477	18,166	5,250	4,775	1,793	762	1,514
Transfer of participants' balances—net	(82,142)	(13,108)	38,967	23,424	(3,913)	(901)	(646)	2,218
Supplemental contributions	—	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—	—
Total Contributions, Allocations and Transfers	(34,650)	(1,631)	57,133	28,674	862	892	116	3,732
Share of Trust investment activities	(148,325)	36,005	18,059	19,713	6,474	1,832	(172)	3,749
Total	(182,975)	34,374	75,192	48,387	7,336	2,724	(56)	7,481
Less: Distributions to participants	122,907	10,872	46,310	3,366	4,245	1,466	887	1,273
Interest on notes payable	—	—	—	—	—	—	—	—
Net Assets Available for Benefits, December 31, 1999	$1,752,157	$207,625	$351,123	$90,650	$70,927	$25,154	$7,715	$20,379

The accompanying notes are an integ

AND SECURITY PLAN

**IN NET ASSETS AVAILABLE
FUND INFORMATION**

**cember 31, 1999
usands)**

DFA U.S. 6-10 Value Portfolio II	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
					Allocated	Unallocated	
$13,441	$4,170	$10,318	$30,026	$ —	$1,084,067	$264,096	$4,130,711
961	386	747	—	—	—	—	93,323
(3,902)	723	(1,573)	8,084	(118)	(3,545)	—	(36,432)
—	—	—	—	—	—	24,500	24,500
—	—	—	—	—	76,948	(76,948)	—
—	—	—	—	—	(9,384)	9,384	—
(2,941)	1,109	(826)	8,084	(118)	64,019	(43,064)	81,391
1,282	716	336	2,416	118	(45,335)	(21,443)	(124,575)
(1,659)	1,825	(490)	10,500	—	18,684	(64,507)	(43,184)
591	315	607	898	—	39,116	—	232,853
—	—	—	—	—	—	13,458	13,458
$11,191	$5,680	$ 9,221	$39,628	$ —	$1,063,635	$186,131	$3,841,216

ral part of these financial statements.

BELLSOUTH SAVINGS

STATEMENT OF CHANGES FOR BENEFITS,

Year Ended Dec (In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Index Trust Growth Portfolio	Fidelity Growth & Income Portfolio	Balanced Fund
Net Assets Available for Benefits, December 31, 1997	$1,166,812	$182,325	$350,850	$19,922	$62,264	$22,369
Employee contributions	37,009	13,190	19,815	2,941	5,075	2,021
Transfer of participants' balances—net	79,815	(46,967)	(28,214)	12,526	(11,553)	(3,263)
Supplemental contributions	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—
Total Contributions, Allocations and Transfers	116,824	(33,777)	(8,399)	15,467	(6,478)	(1,242)
Share of Trust investment activities	877,915	46,165	20,699	11,780	16,272	4,465
Total	994,739	12,388	12,300	27,247	9,794	3,223
Less: Distributions to participants	103,512	10,590	40,909	1,540	4,222	1,696
Interest on notes payable	—	—	—	—	—	—
Net Assets Available for Benefits, December 31, 1998	$2,058,039	$184,123	$322,241	$45,629	$67,836	$23,896

The accompanying notes are an integ

11

AND SECURITY PLAN

IN NET ASSETS AVAILABLE
WITH FUND INFORMATION

ember 31, 1998
usands)

Bond Fund	T. Rowe Price Mid-Cap Growth	DFA U.S. 6-10 Value Portfolio II	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
							Allocated	Unallocated	
$7,763	$11,069	$25,037	$4,711	$13,679	$23,140	$—	$ 592,278	$109,087	$2,591,306
782	1,267	1,677	432	850	—	—	—	—	85,059
177	103	(10,901)	(1,211)	(4,758)	5,922	(688)	(4,304)	—	(13,316)
—	—	—	—	—	—	—	—	24,413	24,413
—	—	—	—	—	—	—	59,763	(59,763)	—
—	—	—	—	—	—	—	(8,214)	8,214	—
959	1,370	(9,224)	(779)	(3,908)	5,922	(688)	47,245	(27,136)	96,156
712	2,358	(1,150)	604	1,298	2,141	688	476,989	197,854	1,658,790
1,671	3,728	(10,374)	(175)	(2,610)	8,063	—	524,234	170,718	1,754,946
776	626	1,222	366	751	1,177	—	32,445	—	199,832
—	—	—	—	—	—	—	—	15,709	15,709
$8,658	$14,171	$13,441	$4,170	$10,318	$30,026	$—	$1,084,067	$264,096	$4,130,711

ral part of these financial statements.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1. Plan Description

General

The following description of the BellSouth Savings and Security Plan (the Plan) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (SPD). A copy of the SPD can be obtained by calling the BellSouth Participant Service Center at 1-800-995-1000. In addition, copies of the Plan agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (BellSouth) to provide a convenient way for non-salaried employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of two parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the Code); the second part is an Employee Stock Ownership Plan (ESOP) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code. Substantially all non-management employees who are active, regular full-time or part-time employees of a BellSouth company participating in the Plan and have completed one year of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Master Trust

For investment purposes, the assets of the Plan are held in the BellSouth Master Savings Trust (the Master Savings Trust). The Master Savings Trust also holds the assets of the BellSouth Retirement Savings Plan (BRSP).

Investment Options

At December 31, 2000, the Plan's assets were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Index Trust Growth Portfolio, DFA U.S. 6-10 Value Portfolio II, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. All investments are valued on a daily basis.

Concentrations of Risk

At December 31, 2000 and 1999, the Plan's assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan's other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits, With Fund Information.

(Dollars in Thousands, Except Per-Participant Amounts)

1. Plan Description—(continued)

Vesting

Participant contributions vest immediately. Employing company matching contributions vest upon a participant's completion of three years of service. One year of vesting service is earned upon a participant's completion of 1,000 work hours during any year.

Participant Loans (Whole Dollars)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participant's accounts and bear interest at various rates which ranged from 7.00% to 11.00% at December 31, 2000. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees.

Service Providers

As of May 1, 1999, State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. During 1998, and in 1999 prior to May 1, Bankers Trust Company served as the Trustee for the Master Savings Trust. Metropolitan Life Insurance Company serves as the recordkeeper and service center provider for the Plan.

2. Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Investment Activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) on the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

(Dollars in Thousands, Except Per-Participant Amounts)

2. Accounting Policies—(continued)

The values of investments in the Master Savings Trust are determined as follows:

- Shares of BellSouth Common Stock and equity securities underlying the Indexed Stock Fund are valued on the basis of the closing price per share on December 31, 2000 and 1999 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made;
- The values of mutual funds, all of which are traded on a national securities exchange, are based on published daily closing net asset values as reported by the respective securities exchanges;
- Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2000 and 1999 from published sources where available and, if not available, from other sources considered reliable; and
- Annuity contracts with insurance companies and synthetic contracts are valued at principal plus reinvested interest.

Purchases and sales of securities are reflected as of the trade date.

Realized gains and losses on sales of investments are determined on the basis of average cost.

Dividend income is recognized on the date the trust is entitled to the benefit. Interest earned on investments is recognized on the accrual basis.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' (''SFAS No. 133''). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on ''Audits of Employee Benefit Plans'' and Statement of Position 94-4, ''Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans'', requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of benefit responsive investment contracts (including synthetic GICs) in the Master Trust is $1,219,984 at December 31, 2000. The carrying value of other derivative instruments in the Master Trust is $86,830 at December 31, 2000.

The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3. Contributions

Employee contributions to the Plan are recorded based upon authorized basic and supplemental contributions. The maximum basic contribution rate was $60 per week for 2000 and 1999, and $55 per week for 1998. Participants may contribute up to the IRS limit of their eligible compensation to the Plan on a before-tax basis.

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

(Dollars in Thousands, Except Per-Participant Amounts)

3. Contributions—(continued)

The employing company makes matching contributions to the Employee Stock Ownership Plan (ESOP) in respect of each participant's authorized basic contribution. The rate of the employing company matching contribution remains in effect for a twelve-month period from April 1 through March 31 and varies from company to company. The employing company makes a matching contribution that is a percentage of the employee's basic contribution. The ranges of matching contribution rates for the three years ended December 31, 2000 were as follows:

	2000	1999	1998
January-March	76%	76% - 81%	76% - 86%
April-December	81%	76%	76% - 81%

4. Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including record keeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee was $35.25 for 2000 and $33.00 for 1999 and 1998. Additional fees are charged to individual participants for various services provided by the Plan's recordkeeper and the BellSouth Participant Service Center.

Investment manager fees are paid by the Master Savings Trust. The Plan's share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, were as follows:

	For the Year Ended December 31,		
	2000	1999	1998
BellSouth Stock Fund	$269	$237	$—
Indexed Stock Fund	(14)	65	32
Interest Income Fund	151	145	141
Balanced Fund	26	30	22
Bond Fund	17	18	21
	$449	$495	$216

The Master Savings Trust did not pay investment management fees for the BellSouth Stock Fund during 1998.

(Dollars in Thousands, Except Per-Participant Amounts)

4. Plan Expenses—(continued)

For the mutual funds, investment manager fees are not paid directly from the Master Savings Trust. However, these investments are subject to mutual fund management fees which reduce the overall return of the respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,		
	2000	1999	1998
Vanguard Index Trust Growth Portfolio	0.12%	0.12%	0.20%
Fidelity Growth & Income Portfolio	0.67%	0.68%	0.71%
T. Rowe Price Mid-Cap Growth	0.87%	0.91%	0.91%
DFA U.S. 6-10 Value Portfolio II	0.44%	0.44%	0.45%
DFA International Value II Fund	0.50%	0.50%	0.55%
DFA U.S. Large Cap Value II Fund	0.37%	0.37%	0.39%

5. Tax Status

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated April 14, 1998 that the Plan and related Trust meet the requirements of Section 401(a) of the Code, and are exempt from federal income taxes under Section 501(a) of the Code.

The Plan has been amended subsequent to the determination letter referred to above. BellSouth believes that the Plan, in its current form, will maintain its tax exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The federal income tax effects on participants with respect to the Plan are described in the SPD.

6. Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the BRSP. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant's share of the Master Savings Trust's assets. The Plan's allocated share of the total net assets of all funds in the Master Savings Trust was 31.80631% at December 31, 2000 and 34.42832% at December 31, 1999. The Plan's allocated share of the net assets of each fund in the Master Savings Trust at December 31, 2000 and 1999 were as follows:

	2000	1999
BellSouth Stock Fund	45.90979%	46.17488%
Indexed Stock Fund	13.79783%	14.19892%
Interest Income Fund	26.23836%	27.05779%
Vanguard Index Trust Growth Portfolio	27.22200%	26.42735%
Fidelity Growth & Income Portfolio	27.07369%	26.98209%
Balanced Fund	17.97972%	18.08127%
Bond Fund	7.82108%	7.30582%
T. Rowe Price Mid-Cap Growth	25.23658%	20.59616%
DFA U.S. 6-10 Value Portfolio II	15.77238%	15.07243%
DFA International Value II Fund	13.60468%	12.41314%
DFA U.S. Large Cap Value II Fund	23.20607%	24.82715%
Participant Loans	36.75449%	36.86068%
Other	39.40465%	50.42908%

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2000 and 1999 was as follows:

Assets:	2000	1999
Investments at value:		
BellSouth Stock Fund:		
Shares of BellSouth Common Stock#	$2,867,936	$3,775,655
Temporary cash investments	15,254	16,370
Distributable shares	18	63
Indexed Stock Fund:		
Equity Index Fund#	1,279,516	1,456,096
Interest Income Fund:		
General account investment contracts	74,600	93,672
Security backed investments	1,145,384	1,096,133
Temporary cash investments	48,616	96,209
Vanguard Index Trust Growth Portfolio:		
Securities	357,703	340,612
Fidelity Growth & Income Portfolio:		
Securities	246,970	262,475
Balanced Fund:		
Securities	114,758	126,019
Temporary cash investments	12,333	12,975
Bond Fund:		
Securities	136,945	113,524
Temporary cash investments	4,954	1,786
T. Rowe Price Mid-Cap Growth:		
Securities	209,152	98,869
DFA U.S. 6-10 Value Portfolio II:		
Securities	83,136	74,162
DFA International Value II Fund:		
Securities	44,852	45,283
Personal Choice Retirement Account:		
Securities	51,004	25,360
Mutual Funds	29,181	8,592
Common trusts	2,508	291
Temporary cash investments	16,360	9,351
DFA U.S. Large Cap Value II Fund:		
Securities	37,284	37,252
Participant Loans:		
Loans to participants	108,781	106,282
Contribution Account†:		
BellSouth Common Shares	5,086	—
Temporary cash investments	1,346	42
Distribution Account†:		
Temporary cash investments	17,958	47

(Continued)

19

(Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust—(continued)

	2000	1999
Expense Account†:		
Temporary cash investments	2,540	3,290
Dividends and interest income receivable	9,029	7,787
Receivable for investments sold	474	13,074
Other receivables	76	469
	6,923,754	7,821,740
Liabilities:		
Payable for investments purchased	36,300	23,378
Variation margin payable	42	224
Other payables	392	—
Trust net assets (excluding ESOP Trusts)	6,887,020	7,798,138
Investment in ESOP Trusts:		
Shares of BellSouth Common Stock allocated to participants#	2,034,525	2,350,638
Distributable shares	5	1
Shares of BellSouth Common Stock held for future allocation#	661,301	949,327
Temporary cash investments	21,672	25,505
Total investments	9,604,523	11,123,609
Liabilities:		
Notes payable	306,959	391,429
Trust net assets	$9,297,564	$10,732,180
Investments at cost	$7,371,056	$ 7,276,780

Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.
† These accounts are combined and presented as the ''Other'' fund in the accompanying financial statements.

7. Interest in BellSouth Master Savings Trust—(continued)

Distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that are payable in shares of BellSouth Common Stock are separated from the ''Shares of BellSouth Common Stock'' and ''Shares of BellSouth Common Stock allocated to participants'' lines and reflected as ''Distributable shares.''

Assets in the BellSouth Stock Fund, Bond Fund, Indexed Stock Fund, mutual funds and some of the assets in the Balanced Fund are invested in securities which fluctuate in market value, therefore the values of the fund units fluctuate daily.

Assets in the Interest Income Fund are invested in the following types of financial vehicles:

- *General Account Investment Contracts*—These contracts are also referred to as traditional investment contracts. An investment contract is termed ''general account'' when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

- *Security Backed Investments*—These are generic terms which refer to investment contracts other than ''traditional'' general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value. Market value securities are investments in fixed income securities owned by the Plan without a corresponding investment contract. Liquidation of these securities to pay eligible benefit events is at market value.

  — *Group Trust Investment Contracts*—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan's investment in any one of the various INVESCO Group Trust Funds is unitized and may be ''wrapped'' by an independent financial institution through the issuance of an investment contract.

  — *Separate Account Investment Contracts*—An investment contract is termed ''separate account'' when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers' general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

  — *Synthetic Investment Contract*—The term ''synthetic'' investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. To ensure these invested assets may be accounted for at book value, a ''synthetic'' investment contract, also referred to as a ''wrap'' contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

(Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust—(continued)

The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2000 and 1999 was as follows:

	December 31, 2000	December 31, 1999
General account investment contracts	$ 74,600	$ 93,672
Security backed investments:		
Underlying assets	1,171,635	1,093,149
Wrapper contracts	(26,251)	2,984
Total contracts	$1,219,984	$1,189,805

The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 6.60% at December 31, 2000 and 6.23% at December 31, 1999. The average yield was 6.51% in 2000 and 6.12% in 1999. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

During 1990, the ESOP Trusts issued medium-term notes in the aggregate amount of $850 million to fund the purchase of BellSouth Common Stock to be utilized at later dates to fulfill match obligations. Shares purchased with such funds are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the ESOP notes.

Assets held in the Master Savings Trust are generally unavailable to service the ESOP debt; however, the notes are guaranteed by and are subject to direct recourse against BellSouth. BellSouth contributes to the ESOP Trusts an amount necessary, net of ESOP dividends and interest, to service the ESOP notes. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information. These contributions are subject to the claims of holders of debt securities issued by the ESOP Trusts but are held at BellSouth and paid to the ESOP Trusts twice yearly to fund, on a same day basis, required payments by the ESOP Trusts on the notes. Such contributions would not remain in the ESOP Trusts unless there was a default on the debt securities by the ESOP Trustee after having received the required contributions from BellSouth. Therefore, holders of the debt securities should not rely on the assets of the ESOP Trusts in arriving at an investment decision with respect to the debt securities.

In addition to Supplemental Contributions, BellSouth contributes amounts necessary to purchase any additional shares required to meet the match obligations after shares released by the ESOP Trusts have been used. Such contributions are classified as Employing Company Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

In lieu of receiving cash dividends earned on shares of BellSouth Common Stock which have been allocated to participants from the ESOP Trusts, participant accounts are credited with equivalent shares of BellSouth Common Stock. Dividends on the related ESOP shares are transferred to the Unallocated ESOP Fund and are applied towards the service of the ESOP notes. The transfer of these earnings is classified as Transfer for Loan Repayment in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

(Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust—(continued)

BellSouth made supplemental cash contributions to the ESOP Trusts in the amount of $75,497 in 2000, $73,389 in 1999 and $71,857 in 1998, for the purpose of servicing the guaranteed debt.

A description of each debt issue is as follows:

BellSouth Management Savings and ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$275,000	9.125%	July 1, 2003
Amortizing Medium-Term Notes, Series A	$275,000	9.19%	July 1, 2003
Total	$550,000		

BellSouth Savings and Security ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$300,000	9.125%	July 1, 2003

Maturities of the ESOP Trusts' long-term debt outstanding at December 31, 2000 were as follows:

	2001	2002	2003	Total
Maturities	$94,128	$104,648	$108,183	$306,959

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant's share of the Master Savings Trust investment activities during the period ended December 31, 2000.

The Master Savings Trust investment activities for the years ended December 31, 2000, 1999 and 1998 were as follows:

	For the Year Ended December 31,		
	2000	1999	1998
Investment Activities:			
Dividends on shares of BellSouth Common Stock	$ 112,515	$ 119,742	$ 110,822
Interest Income Fund income	70,326	71,112	78,395
Other interest	37,067	66,375	46,717
Net change in unrealized appreciation/(depreciation) on investments	(1,575,258)	(1,264,789)	2,617,133
Net realized gain on investments	589,455	1,084,574	1,161,504
Investment manager fees	(1,437)	(1,880)	(1,198)
Other fees	(3,325)	(2,999)	(3,262)
Net investment activities	$ (770,657)	$ 72,135	$4,010,111

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Savings and Security Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan
By: BellSouth Corporation, as Plan Administrator

By: /s/   Clinton A. Demetriou
          Clinton A. Demetriou
          (Executive Director)

Date: June 27, 2001